April 1, 2022

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: The Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, please find Post-Effective Amendment No. 14 to the Trust’s Registration Statement under the Securities Act and Amendment No. 16 to the Trust’s Registration Statement under the 1940 Act) (collectively, the “Amendment”).

The Amendment, which is being filed pursuant to the Securities Act, Rule 485(a) thereunder, is being filed for the purpose of changing the name of “Leader Total Return Fund” to be known as “Leader High Quality Floating Rate Fund”, change the funds investment objective, adding additional disclosure to its principal investment strategy, and changing the funds duration.

If you have any questions concerning the foregoing, please contact Bo J. Howell at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell

Bo James Howell

On behalf of Fintech Law, LLC

FinTech Law

6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlegal.io | (513) 991-8472